UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 26, 2026

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Fundamental Changes

Settlement of GEM Financing Arrangements

On August 26, 2026, Med-X, Inc. (the “Company”) entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, the “GEM Parties”) relating to the Company’s August 5, 2021 Share Purchase Agreement, related Warrant and Registration Rights Agreement (collectively, the “Prior GEM Documents”).

The Share Purchase Agreement expired or terminated by its terms on or about August 5, 2026. Under the Settlement Agreement, upon the earlier of the Company’s public listing or the closing of an Alternative Transaction, the Company will pay the GEM Parties $400,000 in cash. Upon receipt or deemed timely tender of the settlement amount, all remaining rights under the Prior GEM Documents, including the Warrant and Registration Rights Agreement, will be terminated and released.

Until payment, the GEM Parties are subject to a standstill with respect to the Warrant and Registration Rights Agreement. If the Company fails to make the required payment and such failure remains uncured for five business days after notice, the standstill terminates and the GEM Parties may exercise the rights under the Warrant and Registration Rights Agreement that they contend survived expiration of the Share Purchase Agreement. No default charge, liquidated damages, penalty or additional cash amount applies, and the expired Share Purchase Agreement does not revive.

No securities are being issued in connection with the Settlement Agreement.

The foregoing description is qualified in its entirety by reference to the Settlement Agreement, filed as Exhibit 6.11 and incorporated herein by reference.

EXHIBITS

Exhibit 6.11	Settlement Agreement and Mutual Release, dated August 26, 2026, by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: August 31, 2026	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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